Exhibit 99.1

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

August 7, 2012	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

PROGRESS UPDATE FOR THE OJVG GOLD PROJECT

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Ltd. (“OJVG”), is pleased to report that the Mineral Resource estimate and the Reserve and Feasibility Study Update announced on May 29, 2012 remain on schedule. The Mineral Resource estimate is expected to be completed by early September and the Reserve and Feasibility update is expected in November. In addition, Oromin is continuing to work with its OJVG partners to assess development, financing and strategic alternatives towards maximizing project value, including discussions with various parties that could lead to a potential acquisition of Oromin.

The OJVG Gold Project is an advanced stage, low risk construction-ready project with numerous options for development and further resource enhancement. A 15-year renewable mining license was granted by the Government of Sénégal in January 2010. A positive feasibility study was completed in mid 2010 by SRK. This was followed by significant project enhancements including: a positive preliminary economic assessment of heap leach potential and resource update announced in May 2011; subsequent expansion of various deposits; and the announcement of new gold discoveries outlined by continued drilling through to December 2011. Oromin believes that the post feasibility study work by OJVG will add considerable project value through increases in open pit and underground mining potential and an extended mine life. Accordingly, OJVG has initiated the current update for the feasibility study to take into account all 2010 and 2011 drilling completed after the January 2010 data cut-off date used for the original 2010 study. Also, the final approval from the Government of Sénégal for the project’s Environmental and Social Impact Assessment (“ESIA”) was received on May 29, 2012.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.